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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A12G

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            MICHAEL BAKER CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

        Pennsylvania                 1-6627                     25-0927646
        ------------                 ------                     ----------
(State or other jurisdiction  (Commission File Number)        (IRS Employer
      of incorporation)                                   Identification Number)

     Airport Office Park, Building 3, 420 Rouser Road, Coraopolis, Pa 15108
     ----------------------------------------------------------------------
                    (Address Of Principal Executive Offices)

                                 (412) 269-6300
                                 --------------
                         (Registrant's telephone number)


                  If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

                  If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]


 Securities Act registration statement file number to which this form relates:
                                (if applicable)

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                                      None


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                          Common Stock Purchase Rights
                                (Title of Class)



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Item 1.  Description Of Registrant's Securities To Be Registered.

                  Effective November 11, 1999, the Board of Directors of Michael Baker Corporation (the "COMPANY") declared a distribution of one Right for each outstanding share of common stock, par value $1.00 per share (the "COMPANY COMMON STOCK"), to shareholders of record at the close of business on November 30, 1999 (the "RECORD DATE") and for each share of Company Common Stock issued (including shares distributed from treasury) by the Company thereafter and prior to the Distribution Date (as defined below). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-hundredth of a share (a "UNIT") of Company Common Stock, at a Purchase Price of $27.00 per Unit, subject to adjustment. The Purchase Price is payable in cash or by certified or bank check or money order payable to the order of the Company. The description and terms of the Rights are set forth in a Rights Agreement between the Company and American Stock Transfer and Trust Company, as Rights Agent (the "RIGHTS AGREEMENT").

                  Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Company Common Stock and the "DISTRIBUTION DATE" will occur upon the earlier of (i) 10 business days following a public announcement (the date of such announcement being the "SHARES ACQUISITION DATE") that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or such subsidiary, or the trust maintained by the Company's employee stock ownership plan) (an "ACQUIRING PERSON") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 25% or more of the then outstanding shares of Company Common Stock, and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 25% or more of the Company Common Stock from time to time outstanding.

                  The Rights Agreement provides that, until the Distribution Date, (i) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates,
(ii) new Company Common Stock certificates issued after the Record Date (also including shares distributed from treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificates.

                  The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed by the Company as described below.

                  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

                  In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Company Common Stock shall remain outstanding, (ii) an Acquiring Person becomes the beneficial owner of 25% or more of the then outstanding shares of Company Common Stock, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization), then, in each such case, each holder of a Right will thereafter have the right to acquire, upon exercise of such Right, that number of shares of Company Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two


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times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units of Company Common Stock issuable upon exercise of a Right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

                  The Company may, at the Board of Directors' option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (other than those that have become null and void) for Company Common Stock at an exchange ratio of one share of Company Common Stock per Right, as adjusted to reflect any stock split, stock dividend, or similar transaction. The Company may not, however, effect such an exchange after any Person becomes the owner of 50% or more of the Company's Common Stock.

                  In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation (other than a merger described in the preceding paragraph), (ii) any Person consolidates or merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of any other Person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to acquire, upon exercise of such Right, common stock of the Acquiring Person having a value equal to two times the exercise price of the Right.

                  The Purchase Price and the number of Units or shares, as the case may be, of the Company Common Stock issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or subdivision, combination or reclassification of, the Company Common Stock, (ii) if holders of the Company Common Stock are granted certain rights or warrants to subscribe for Company Common Stock or convertible securities at less than the current market price of the Company Common Stock, or
(iii) upon the distribution to the holders of the Company Common Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units or shares of the Company Common Stock. In lieu thereof, an adjustment in cash may be made based on the market price of the Company Common Stock prior to the date of exercise or exchange.

                  At any time until ten business days following the Shares Acquisition Date, a majority of the Directors in accordance with the Company's By-Laws may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment in certain events) (the "REDEMPTION PRICE"), payable, at the election of such majority of the Directors in accordance with the Company's By-Laws, in cash or shares of Company Common Stock. Immediately upon the action of a majority of the Directors in accordance with the Company's By-Laws ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholder or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable or exchangeable for Units or shares of Company Common Stock (or other consideration).

                  Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Company Common Stock at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.


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Item 2. Exhibits.

Exhibit No.                              Document
-----------  ----------------------------------------------------------------

    1. Rights Agreement, dated November 16, 1999, between Michael Baker Corporation and American Stock Transfer and Trust Company, with the form of Right Certificate attached as Exhibit A and a Summary of Rights to Acquire Common Stock attached as Exhibit B. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of (i) the tenth day after public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 25% or more of the Company's Common Stock or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to the time a person or group becomes an Acquiring Person) after the commencement of, or the announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 25% or more of the Company's Common Stock. Pursuant to the Rights Agreement, the Summary of Rights to Acquire Common Stock will be mailed as soon as practicable following the Record Date to the holders of the Common Stock as of the close of business on the Record Date.



                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      MICHAEL BAKER CORPORATION



                                      By:    /s/ H. James McKnight
                                         ---------------------------------------
                                      Name:  H. James McKnight,
                                      Title: Vice President, General Counsel and
                                             Secretary

Date:  November 16, 1999







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                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM 8-A12G


                                  EXHIBIT INDEX

    The following exhibits are filed as part of this Registration Statement:

Exhibit No.                              Document
-----------  ----------------------------------------------------------------

    1. Rights Agreement, dated November 16, 1999, between Michael Baker Corporation and American Stock Transfer and Trust Company, with the form of Right Certificate attached as Exhibit A and a Summary of Rights to Acquire Common Stock attached as Exhibit B. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of (i) the tenth day after public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 25% or more of the Company's Common Stock or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to the time a person or group becomes an Acquiring Person) after the commencement of, or the announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 25% or more of the Company's Common Stock. Pursuant to the Rights Agreement, the Summary of Rights to Acquire Common Stock will be mailed as soon as practicable following the Record Date to the holders of the Common Stock as of the close of business on the Record Date.